

February 17, 2010

via U.S. mail and facsimile

Mr. Daniel L. Hefner, Chief Executive Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, FL 33619

> **RE: American Fiber Green Products, Inc.**
> **Form 8-K Item 4.01**
> **Filed February 11, 2010**
> **File No. 0-28978**

Dear Mr. Hefner:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You disclose in 1b. that "Taylor's report on the financial statements for the year ended December 31, 2008 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting." We note that Taylor's report also included the financial statements for the year ended December 31, 2007, and contained a going concern opinion. Therefore, please amend your filing to disclose that i) Taylor's report on the financial statements were for both the years ended December 31, 2008 and 2007, and ii) such report included a going concern paragraph. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

2. You disclose in 1c. that "Through the period of registration, the financial audit for the years ended December 31, 2008 and including its review of financial statements of the quarterly periods through September 30, 2009 there have been no disagreements with Taylor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of TAYLOR would have caused them to make reference thereto in their report on the financial statements." Please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through February 8, 2010, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused them to make reference thereto in their report. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. You disclose in 1d. that "During the most recent review periods, subsequent to September 30, 2009, there have been no reportable events with us as set forth in Item 304(a)(i)(v)." Please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through February 8, 2010, there have been no reportable events. Refer to Item 304(a)(1)(v) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant